(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

CUSIP NUMBER 0000317540
Commission File Number: 0-9286

       For Period Ended: July 2, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Coca-Cola Bottling Co. Consolidated

Full Name of Registrant

N/A

Former Name if Applicable

4100 Coca-Cola Plaza

Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina 28211

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III

NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Coca-Cola Bottling Co. Consolidated (the “Company”) will not be able to file its quarterly report on Form 10-Q for the period ended July 2, 2006 by the prescribed due date of August 11, 2006. The Company expects to file the report on or before Wednesday, August 16, 2006.

The Company recently received a comment letter from the United States Securities and Exchange Commission (“SEC”) regarding its annual report on Form 10-K for the fiscal year ended January 1, 2006. The Company is currently resolving a comment regarding the Company’s calculation and presentation of basic earnings per share for its Common Stock and Class B Common Stock with respect to Emerging Issues Task Force Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”. The Company is in the process of responding to this comment and requires additional time to conclude its discussions with the SEC and assess the impact, if any, of the resolution of the comment on the Company’s consolidated financial statements for the fiscal year ended January 1, 2006, fiscal quarter ended April 2, 2006 and fiscal quarter ended July 2, 2006. As such, the Company has determined it cannot fully consider the comment letter, complete its discussions with the SEC and file its quarterly report on Form 10-Q for the period ended July 2, 2006 without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven D. Westphal (Name)	(704) (Area Code)	557-4456 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a news release on July 28, 2006 regarding its results of operations for the quarter ended July 2, 2006. As reflected in the news release, the Company expects to report net income of $8.9 million, or $.97 per diluted share, for the second quarter of 2006 compared to net income of $11.5 million, or $1.27 per diluted share, for the same period in 2005. For the first six months of 2006, the Company expects to report net income of $9.7 million, or $1.06 per diluted share, compared to net income of $12.2 million, or $1.35 per diluted share, for the same period in 2005. The change in net income for the second quarter of 2006 as compared to the same period in 2005 is primarily due to a 7.0% increase in net sales, offset by reduced pricing, higher raw material costs and increases in selling, delivery and administrative expenses and the receipt of $6.4 million from the settlement of a class action litigation in the second quarter of 2005. The change in net income for the first six months of 2006 as compared to the same period in 2005 is primarily due to a 7.4% increase in net sales, higher raw material costs and increases in selling, delivery and administrative expenses and the receipt of $6.4 million from the settlement of class action litigation in the first six months of 2005.

If the Company is required to change its calculation and presentation of basic earnings per share with respect to its Common Stock and Class B Common Stock pursuant to the resolution of an outstanding comment from the SEC, such change will not affect the Company’s net income or calculation of diluted earnings per share or its consolidated statements of operations (other than basic earnings per share), consolidated balance sheets, consolidated statements of cash flows or consolidated statements of stockholders’ equity for any of the affected periods.

Cautionary Note Regarding Forward–Looking Statements

Included in the Form 12b-25 and other information we make publicly available from time to time are forward-looking management comments and other statements that reflect management’s current outlook for future periods. These statements include, among others, statements about the Company’s expectations regarding the impact, if any, of the resolution of the SEC’s comment letter.

These statements and expectations are based on currently available competitive, financial and economic data along with the Company’s operating plans, and are subject to future events and uncertainties that could cause anticipated events not to occur or actual results to differ materially from historical or anticipated results. The forward-looking statements in this filing should be read in conjunction with the detailed descriptions of risk factors located in the Company’s Annual Report on Form 10-K for the year ended January 1, 2006 under Part I, Item 1A, “Risk Factors.” The Company undertakes no obligation to update or revise any forward-looking statements contained in this report as a result of new information or future events or developments.

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Coca-Cola Bottling Co. Consolidated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 11, 2006	By:	/s/ Steven D. Westphal
Steven D. Westphal
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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